                                             As Filed Pursuant to Rule 424(b)(1)
                                             Registration No. 333-46776

        THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED OCTOBER 9, 2000

     PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 6, 2000

                                3,775,000 Shares

                   LABORATORY CORPORATION OF AMERICA HOLDINGS

                                  Common Stock

                               ------------------

     The shares of common stock are being sold by the selling stockholders. Except as noted in footnote (1) below, we will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

     Our common stock is listed on the New York Stock Exchange under the symbol "LH." The last reported sale price on October 9, 2000 was $112.94 per share.

     The underwriters have an option to purchase a maximum of 375,000 shares from Roche Holdings, Inc. to cover over-allotments of shares.

                                                                UNDERWRITING     PROCEEDS TO
                                                 PRICE TO      DISCOUNTS AND       SELLING
                                                  PUBLIC        COMMISSIONS      STOCKHOLDERS
                                              --------------   --------------   --------------
Per Share...................................      $                $                $
Total.......................................  $                $                $

---------------
(1) Certain of the selling stockholders have elected to participate in this offering by exercising stock options granted to them by us. An aggregate of 150,000 shares underlying such options will be sold in this offering
    generating proceeds to us of approximately $            .

     Delivery of the shares of common stock will be made on or about October   ,
2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

                                  MERRILL LYNCH & CO.

                                                                 UBS WARBURG LLC

         The date of this prospectus supplement is             , 2000.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        Page
                                        -----
PROSPECTUS SUMMARY.....................   S-3
SELLING STOCKHOLDERS...................   S-7
UNDERWRITING...........................   S-8

                                        Page
                                        -----
NOTICE TO CANADIAN RESIDENTS...........  S-10
LEGAL MATTERS..........................  S-10

                                   PROSPECTUS

                                         Page
                                         ----
WHERE YOU CAN FIND MORE INFORMATION.....   1
OUR BUSINESS............................   2
MARKET PRICES OF COMMON STOCK...........   3
SELLING STOCKHOLDERS....................   4
PLAN OF DISTRIBUTION....................   5
LEGAL MATTERS...........................   5
EXPERTS.................................   5

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights information contained in the documents to which we have referred you. This summary does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated into the accompanying prospectus carefully.

                                    LABCORP

     We are the second largest independent clinical laboratory company in the United States, based on 1999 net revenues, and a technological pioneer in identifying and commercializing medically important and innovative testing technologies. Through a national network of laboratories, our extensive menu of more than 2,000 different clinical laboratory tests ranges from simple blood analyses to sophisticated molecular diagnostics.

     Since our founding in 1971, we have grown into a network of 25 major laboratories and approximately 1,200 service sites, consisting of branches, patient service centers and STAT laboratories, which are laboratories that have the ability to perform certain routine tests and report the results to the physician quickly. With approximately 18,000 employees, LabCorp processes tests on more than 260,000 patient specimens daily and provides clinical laboratory testing services to over 100,000 clients nationwide. Our clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories. Several hundred of our 2,000 tests are frequently used in general patient care by physicians to establish or support a diagnosis, to monitor treatment, or to search for an otherwise undiagnosed condition. The most frequently requested of these routine tests include blood chemistry analyses, urinalyses, blood cell counts, pap smears and thyroid tests. We perform this core group of routine tests, which constitutes a majority of the testing conducted, in each of our major laboratories using sophisticated, high-throughput instrumentation, with most results reported within 24 hours. While the information provided by many routine tests may be used by nearly all physicians, regardless of specialty, many other procedures are more specialized in nature and have an even higher information value to physicians and their patients.

     With a core business built around routine testing, LabCorp already has an operating infrastructure in place on a national scale, offering wide access to the most highly specialized tests in a cost-effective and convenient manner. Through our commitment to concentrate on providing these specialty, or esoteric, testing services, which generally require more highly-trained and experienced technical personnel, skilled interpretation, and complex equipment not in place at most clinical laboratories due to their cost and complexity, LabCorp has developed extensive expertise in state-of-the-art testing and information technologies. Specialty testing services, including the use of molecular diagnostics in genetic, oncology, and infectious disease testing, represent a major growth opportunity for LabCorp.

     We leverage our expertise in innovative clinical testing technology through our Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park, North Carolina, develops applications for molecular diagnostics using polymerase chain reaction, or PCR, and other technologies. Using these technologies, we are often able to provide earlier and more reliable information regarding HIV, genetic diseases, cancer and many other viral and bacterial diseases than is possible with other technologies. National Genetics Institute, Inc., in Los Angeles was acquired in July 2000 and is an industry leader in developing novel, highly sensitive PCR methods for testing hepatitis C, or HCV, and other infectious agents. LabCorp's Center for Occupational Testing in Research Triangle Park is one of the world's largest substance abuse testing facilities, and the Center for Esoteric Testing in Burlington, North Carolina performs the largest volume of specialty testing in LabCorp's network. Approximately $300 million in annual revenue comes from specialty testing generated through our Center for Esoteric Testing and our Center for Molecular Biology and Pathology, with a number of test categories growing at an annual rate of approximately 15-20%.

     We maintain a team of expert professionals that specializes in a wide variety of esoteric testing services, cutting-edge clinical research and development, education and training in such areas as oncology, genetics and infectious disease. Specialists in our infectious disease laboratory focus on state-of-the-art molecular diagnostics using PCR and DNA probes to improve patient care by rapidly detecting, identifying and quantifying pathogens. Through the Center for Molecular Biology and Pathology, we were the first national commercial laboratory to offer PCR testing for early detection of HIV infection, and we are one of the few commercial laboratories offering HIV genotyping and phenotyping for resistance testing. We also recently were one of the first labs to introduce an advanced approach to interpreting HIV genotypes for resistance testing. This approach represents one of the world's first working examples of pharmacogenomics, the science of using genetic information to individualize patients' pharmaceutical treatments. Our acquisition of National Genetics Institute gives us access to ultra-sensitive tools to assess HCV disease treatment progress at levels previously undetectable and furthers our leadership position in infectious disease testing. It also provides us a platform for the development of an esoteric facility on the West Coast, enhancing our standing as the most comprehensive molecular diagnostic and specialty testing network in the United States, offering patients and physicians more rapid test turnaround and unparalleled access to the latest diagnostic tools.

RECENT DEVELOPMENTS

     During May 2000, our stockholders approved a 1 for 10 reverse stock split. As a result, the number of authorized shares of common stock decreased from 520,000,000 to 52,000,000 and the par value increased from $0.01 to $0.10. All references to common stock, common shares outstanding and per share amounts have been restated to reflect the 1 for 10 common stock split on a retroactive basis.

     On July 13, 2000 we announced that more than 99.97 percent of the shares of our outstanding 8 1/2 percent Series A Convertible Exchangeable Preferred Stock and 8 1/2 percent Series B Convertible Pay-in-Kind Preferred Stock called for redemption had been converted into our common stock at the request of the preferred shareholders. Conversion of such shares of preferred stock into common stock resulted in the issuance of approximately 20.9 million additional shares of common stock since the redemption was announced on June 6, 2000, for a total of 34,551,937 common shares outstanding as of October 5, 2000.

     During June 2000, we completed the acquisition of the laboratory testing business of San Diego-based Pathology Medical Laboratories for approximately $14.5 million in cash.

     At the end of July 2000, we completed the acquisition of all of the stock of National Genetics Institute, Inc. for approximately $56.0 million in cash. The purchase agreement provides for additional payments of up to $16.0 million, contingent upon the realization of certain specified revenue targets by NGI. NGI revenues for the past twelve months approximated $28.0 million.

                               ------------------

     Our principal executive office is located at 358 South Main Street, Burlington, North Carolina 27215 and our telephone number at that location is
(336) 229-1127. Our Web site is located at www.labcorp.com. The information contained on our Web site is not part of this prospectus supplement or the accompanying prospectus.

                                  THE OFFERING

Common Stock offered(1).......................       3,775,000 shares

Use of proceeds(2)............................       The Company will not receive any of the proceeds
                                                     from the sale of the common stock offered by the
                                                     selling stockholders.

NYSE symbol...................................       LH

---------------

     (1) If the over-allotment option of the underwriters is exercised in full, the total number of shares to be offered by the selling stockholders would be 4,150,000.

     (2) Certain of the selling stockholders have elected to participate in this offering by exercising stock options granted to them by us. An aggregate of 150,000 shares underlying such options will be sold in
         this offering generating proceeds to us of approximately $          .

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     In the table below, we derived the following selected financial data (1) for each of the three years in the period ended December 31, 1999 from our audited consolidated financial statements and (2) for the six-month periods ended June 30, 2000 and 1999 and as of June 30, 2000 from our unaudited consolidated financial statements. You should read this table along with our annual report on Form 10-K for our fiscal year ended December 31, 1999, which contains these audited consolidated financial statements, and our quarterly report on Form 10-Q for the six months ended June 30, 2000, which contains these unaudited consolidated financial statements. Our unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for the relevant periods and, in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements. Results of operations for the six months ended June 30, 2000 are not necessarily indicative of results of operations for the full year.

                                                                                   SIX MONTHS
                                                YEARS ENDED DECEMBER 31,         ENDED JUNE 30,
                                            --------------------------------    ----------------
                                              1997        1998        1999       1999      2000
                                            --------    --------    --------    ------    ------
                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Net sales.................................  $1,579.9    $1,612.6    $1,698.7    $847.4    $945.1
Gross profit..............................     499.4       563.4       629.1     315.7     384.7
Operating income (loss)...................     (92.0)      127.6       149.7      76.5     128.7
Net earnings (loss).......................    (106.9)       68.8        65.4      34.0      58.4
Net earnings (loss) attributable to common
  shareholders............................    (130.8)       24.4        15.0      10.0      23.8

Basic earnings (loss) per common share....  $ (10.61)   $   1.95    $   1.18    $ 0.79    $ 1.83
Diluted earnings (loss) per common
  share...................................    (10.61)       1.95        1.17      0.79      1.71
OTHER FINANCIAL DATA:
Cash flows provided by operating
  activities..............................  $  144.4    $  125.1    $  180.5    $ 75.9    $129.9
Cash flows used for investing
  activities..............................     (38.1)      (68.6)      (77.0)    (36.2)    (53.8)
Cash flows used for financing
  activities..............................    (112.3)      (57.1)      (85.8)    (45.3)    (57.0)

                                                                                           AS OF
                                                                                       JUNE 30, 2000
                                                                                       -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........................................................     $   59.2
Total assets........................................................................      1,633.3
Total debt..........................................................................        522.5
Mandatorily redeemable preferred stock..............................................        446.0
Total shareholders' equity..........................................................        343.4

                              SELLING STOCKHOLDERS

     The selling stockholders intend to dispose of the shares of common stock as set forth under "Underwriting" below. As of October 4, 2000, Roche Holdings, Inc. owned 15,352,537 shares of common stock (approximately 44.43% of the common stock outstanding). At October 5, 2000 assuming the selling stockholders sell the full amount of the 4,150,000 shares of common stock covered by this prospectus supplement (including the over-allotment shares), Roche Holdings, Inc.'s ownership of our common stock would be approximately 32.71%.

     The following table sets forth certain information regarding the beneficial ownership of common stock by each selling stockholder and as adjusted to give effect to the sale of the shares covered by this prospectus supplement. Unless otherwise indicated, the address of each Selling Stockholder is c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215.

                                                                            SHARES BENEFICIALLY OWNED
                                       SHARES                                    AFTER OFFERING
                                    BENEFICIALLY                         -------------------------------
                                   OWNED PRIOR TO    NUMBER OF SHARES                        APPROXIMATE
NAME OF SELLING STOCKHOLDER           OFFERING        BEING OFFERED      NUMBER OF SHARES      PERCENT
---------------------------        --------------    ----------------    ----------------    -----------
Roche Holdings, Inc..............    15,352,537         4,000,000           11,352,537          32.71%
  One Commerce Center, Suite 1050
  Wilmington, Delaware 19801
Thomas P. MacMahon (1)...........       219,854           115,000              104,854              *
Bradford T. Smith (2)............        64,948            35,000               29,948              *

---------------
 *  Represents beneficial ownership of less than one percent.

(1) Mr. MacMahon is a director of Laboratory Corporation of America Holdings and serves as Chairman of the Board, President and Chief Executive Officer. The indicated number of shares owned by Mr. MacMahon prior to this offering includes 116,666 shares issuable upon exercise of stock options. All shares being sold by Mr. MacMahon pursuant to this offering will be issued upon the exercise of options currently held by him.

(2) Mr. Smith serves as Executive Vice President, General Counsel, Corporate Compliance Officer and Secretary of Laboratory Corporation of America Holdings. The indicated number of shares owned by Mr. Smith prior to this offering includes 39,466 shares issuable upon exercise of stock options. All shares being sold by Mr. Smith pursuant to this offering will be issued upon the exercise of options currently held by him.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2000, the selling stockholders have agreed to sell
to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
UBS Warburg LLC.............................................
Total.......................................................

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

     Roche Holdings, Inc. has granted to the underwriters a 30-day option to purchase up to 375,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the offering price on the cover page of this prospectus supplement less a
selling concession of $[     ] per share. The underwriters and selling group
members may allow a discount of $[     ] per share on sales to other
broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the underwriters.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                                  PER SHARE                             TOTAL
                                       --------------------------------    --------------------------------
                                          WITHOUT             WITH            WITHOUT             WITH
                                       OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                       --------------    --------------    --------------    --------------
Expenses payable by us...............     $                 $                 $                 $
Underwriting Discounts and
  Commissions paid by selling
  stockholders.......................     $                 $                 $                 $
Expenses payable by the selling
  stockholders.......................     $                 $                 $                 $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement, except grants of employee stock options pursuant to the terms of our employee stock option plans in effect on the date hereof, issuances of securities pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date hereof or issuances of securities pursuant to our dividend reinvestment plan.

     The selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement provided, however, the foregoing will not apply to
the           shares of common stock owned by Roche Holdings, Inc. that are covered by the registration statement of which this prospectus supplement is part.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

         -- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

         -- Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

         -- Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

         -- Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on a web site maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the common stock offered hereby will be passed upon by Davis Polk & Wardwell, New York, New York. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                   PROSPECTUS
                             Issued October 6, 2000

                                4,953,132 SHARES

                           LABORATORY CORPORATION OF
                                AMERICA HOLDINGS

                                  COMMON STOCK

                               ------------------

     These shares are being offered for sale from time to time by Roche Holdings, Inc. and by the other Selling Stockholders listed on page 4 of this prospectus.

                               ------------------

     The common stock is traded on the New York Stock Exchange under the symbol "LH." On October 5, 2000, the last reported sale price for the common stock on the New York Stock Exchange was $122.00 per share.

                               ------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ------------------

                                October 6, 2000

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
WHERE YOU CAN FIND MORE INFORMATION...    1
OUR BUSINESS..........................    2
MARKET PRICES OF COMMON STOCK.........    3
SELLING STOCKHOLDERS..................    4
PLAN OF DISTRIBUTION..................    5
LEGAL MATTERS.........................    5
EXPERTS...............................    5

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements, registration statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may read and copy any document we file at the SEC's public reference rooms at 7 World Trade Center, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 450 Fifth Street, N.W. Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     We have filed with the SEC a registration statement under the Securities Act of 1933 to register the common stock offered by this prospectus. This prospectus is only part of the registration statement and does not contain all of the information in the registration statement and its exhibits because certain parts are allowed to be omitted by SEC rules. Statements in this prospectus about documents filed as an exhibit to the registration statement or otherwise filed with the SEC are only summary statements and may not contain all the information that may be important to you. For further information about us, and the common stock offered under this prospectus, you should read the registration statement, including its exhibits and the documents incorporated into it by reference.

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporated by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until all of the common stock offered under this prospectus is sold.

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

     3. All reports filed pursuant to Section 13 or 15(d) of the Exchange Act on or after December 31, 1999; and

     4. The description of the common stock in the registration statements filed by us pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating any such description.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

     You may request a copy of these filings at no cost, by contacting us at the following address:

        Laboratory Corporation of America Holdings
        358 South Main Street
        Burlington, North Carolina 27215
        (336) 229-1127
        Attention: Bradford T. Smith

                                  OUR BUSINESS

     Laboratory Corporation of America Holdings, headquartered in Burlington, North Carolina, is the second largest independent clinical laboratory company in the United States based on 1999 net revenues. Through a national network of laboratories, we offer more than 2,000 different clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. Since our founding in 1971, we have grown into a network of 25 major laboratories and approximately 1,200 service sites consisting of branches, patient service centers and STAT laboratories (laboratories that have the ability to perform certain routine tests quickly and report results to the physician immediately), serving clients in 50 states.

     Our company was formerly known as National Health Laboratories Holdings Inc., which merged in 1995 with Roche Biomedical Laboratories, Inc., an indirect subsidiary of Roche Holdings, Inc. We then changed our name to Laboratory Corporation of America Holdings.

RECENT DEVELOPMENTS

     During May 2000, our stockholders approved a 1 for 10 reverse stock split. As a result, the number of authorized shares of common stock decreased from 520,000,000 to 52,000,000 and the par value increased from $0.01 to $0.10. All references to common stock, common shares outstanding and per share amounts have been restated to reflect the 1 for 10 common stock split on a retroactive basis.

     On July 13, 2000 we announced that more than 99.97 percent of the shares of our outstanding 8 1/2 percent Series A Convertible Exchangeable Preferred Stock and 8 1/2 percent Series B Convertible Pay-in-Kind Preferred Stock called for redemption had been converted into our common stock at the request of the preferred shareholders. Conversion of such shares of preferred stock into common stock resulted in the issuance of approximately 20.9 million additional shares of common stock since the redemption was announced on June 6, 2000, for a total of 34,551,937 common shares outstanding as of October 5, 2000.

     During June 2000, we completed the acquisition of the laboratory testing business of San Diego-based Pathology Medical Laboratories for approximately $14.5 million in cash.

     At the end of July 2000, we completed the acquisition of all of the stock of National Genetics Institute, Inc. (NGI), which is based in Los Angeles, California, for approximately $56.0 million in cash. The purchase agreement provides for additional payments of up to $16.0 million, contingent upon the realization of certain specified revenue targets by NGI. NGI revenues for the past twelve months approximated $28.0 million.

                         MARKET PRICES OF COMMON STOCK

     Our common stock has been listed and traded on the New York Stock Exchange under the symbol "LH" since May 1, 1995. The following table sets forth the high and low sales prices per share reported on the NYSE Composite Tape, based upon information supplied by the Exchange and reflecting the 1 for 10 reverse common stock split on a retroactive basis.

                                                                 MARKET PRICE
                                                              -------------------
PERIOD                                                          HIGH        LOW
------                                                        --------    -------
1998:
  First Quarter.............................................  $ 21.875    $    15.625
  Second Quarter............................................    27.50          18.125
  Third Quarter.............................................    24.375         11.25
  Fourth Quarter............................................    18.75          11.875
1999:
  First Quarter.............................................    23.125         12.50
  Second Quarter............................................    29.375         16.875
  Third Quarter.............................................    32.50          22.50
  Fourth Quarter............................................    38.75          24.375
2000:
  First Quarter.............................................    46.875         31.25
  Second Quarter............................................    81.000         39.375
  Third Quarter (through October 5, 2000)...................   132.500         76.250

     On October 5, 2000, the last reported sale price of the common stock on the New York Stock Exchange was $122.00.

                              SELLING STOCKHOLDERS

     The Selling Stockholders intend to dispose of shares of common stock in various ways, as set forth under "Plan of Distribution" below. As of October 4, 2000, Roche Holdings, Inc. owned 15,352,537 shares of common stock (approximately 44.43% of the common stock outstanding). At October 5, 2000 assuming the Selling Stockholders sell the full amount of the 4,953,132 shares of common stock covered by this registration statement, Roche Holdings, Inc.'s ownership of our common stock would be approximately 30.41%.

     The following table sets forth certain information regarding the beneficial ownership of common stock by each Selling Stockholder and as adjusted to give effect to the sale of the shares covered by this prospectus. Unless otherwise indicated, the address of each Selling Stockholder is c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215.

                                                                            SHARES BENEFICIALLY OWNED
                                       SHARES                                    AFTER OFFERING
                                    BENEFICIALLY                         -------------------------------
                                   OWNED PRIOR TO    NUMBER OF SHARES                        APPROXIMATE
NAME OF SELLING STOCKHOLDER           OFFERING        BEING OFFERED      NUMBER OF SHARES      PERCENT
---------------------------        --------------    ----------------    ----------------    -----------
Roche Holdings, Inc..............    15,352,537         4,800,000           10,552,537          30.41%
  One Commerce Center, Suite 1050
  Wilmington, Delaware 19801
Thomas P. MacMahon (1)...........       219,854           116,666              103,188              *
Bradford T. Smith (2)............        64,948            36,466               28,482              *

---------------
 *  Represents beneficial ownership of less than one percent.

(1) Mr. MacMahon is a director of Laboratory Corporation of America Holdings and serves as Chairman of the Board, President and Chief Executive Officer. The indicated number of shares owned by Mr. MacMahon prior to this offering includes 116,666 shares issuable upon exercise of stock options. All shares being sold by Mr. MacMahon pursuant to this offering will be issued upon the exercise of options currently held by him.

(2) Mr. Smith serves as Executive Vice President, General Counsel, Corporate Compliance Officer and Secretary of Laboratory Corporation of America Holdings. The indicated number of shares owned by Mr. Smith prior to this offering includes 39,466 shares issuable upon exercise of stock options. All shares being sold by Mr. Smith pursuant to this offering will be issued upon the exercise of options currently held by him.

                              PLAN OF DISTRIBUTION

     We will receive no proceeds from this offering. The common stock offered hereby may be sold by the Selling Stockholders from time to time in public offerings, in transactions in the over-the-counter market, in negotiated transactions, or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the common stock for whom such brokers-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We agreed to register the common stock under the Securities Act, and pay all reasonable fees and expenses incident to the filing of this Registration Statement.

                                 LEGAL MATTERS

     The validity of the common stock will be passed upon on our behalf by Bradford T. Smith, Executive Vice President, General Counsel, Corporate Compliance Office and Secretary. Mr. Smith, who is one of the Selling Stockholders, is a full-time employee and an officer of Laboratory Corporation of America Holdings and, prior to this offering, beneficially owns 64,948 shares of common stock.

                                    EXPERTS

     The consolidated financial statements of Laboratory Corporation of America Holdings as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.